EXHIBIT 99.1

Press Release Dated September 17, 2012, Suncor Energy announces

Normal Course Issuer Bid

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Normal Course Issuer Bid

Calgary, Alberta (September 17, 2012) — Suncor announced today that the Toronto Stock Exchange (TSX) has accepted the notice filed by Suncor of its intention to commence a Normal Course Issuer Bid (the Bid) through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms.  The notice provides that Suncor may, commencing September 20, 2012 and ending September 19, 2013, purchase for cancellation up to $1 billion worth of its common shares.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. All purchases are expected to be made from existing cash.  All common shares acquired by Suncor under the Bid will be cancelled.

Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

Between September 6, 2011 and September 5, 2012, and pursuant to Suncor’s previously announced  Normal Course Issuer Bid, Suncor successfully completed the purchase of $1.5 billion worth of its common shares (50,160,465), at a weighted average price of $29.90 per common share.

Pursuant to the Bid, Suncor has agreed that it will not purchase more than 38,392,005 common shares, being approximately 2.5% of its 1,535,680,218 issued and outstanding common shares as at September 14, 2012.  In addition, and subject to the ‘block purchase’ exemption, Suncor will not acquire through the facilities of the TSX more than 25% of the average daily trading volume of its common shares during a trading day on the TSX, being 903,755 common shares.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to: the expectation that purchases pursuant to the Bid will be made from existing cash; and Suncor’s belief that purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

Suncor’s Earnings Release and Quarterly Report for the second quarter of 2012 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor please visit our web site at www.suncor.com.

Investor inquiries:
800-558-9071
invest@suncor.com

Media inquiries:
403-296-4000
media@suncor.com